New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Julia K. Cowles

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2007 tel 650 752 3607 fax julia.cowles@davispolk.com

July 23, 2012

Re:	Additional Soliciting Material filed pursuant to Rule 14a-12 Filed July 16, 2012 (File No. 001-12537)

VIA EDGAR AND EMAIL

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20249

Attention:	Christina Chalk
Edwin Kim

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 19, 2012 (the “Comment Letter”) regarding the above-referenced Additional Soliciting Material filed on July 16, 2012 by Quality Systems, Inc. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 4, as set forth in the Comment Letter, based on information provided by the Company.

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1.	Please confirm in future filings you will recast statements of opinion or belief as such. As non-exclusive examples:

•	“Interestingly, many of his ‘proposals’ are Company initiatives being executed under the guidance of our current Board and director nominees.”

•	“[A]nd not pay attention to his rhetoric of manufactured corporate governance issues.”

Christina Chalk Edwin Kim	2	July 23, 2012

Response: The Company acknowledges the Staff’s comment. The Company has endeavored and will endeavor in the future to characterize all statements of opinion or belief as such.

With respect to the first statement referred to above, the Company respectfully submits that the proposals listed in Mr. Hussein’s proxy statement form part of the Company’s existing, documented strategy and that it is misleading for Mr. Hussein to suggest that he is the original proponent of these initiatives.

2.	Further, you statement that Mr. Hussein has “failed to obtain any meaningful support in his prior proxy solicitations” is similarly an opinion or belief. We note that Mr. Hussein did receive sufficient proxies in the past to nominate directors other than himself or entered into agreements for his nominees to be seated. Please confirm in future filings that you will indicate this fact if you assert your opinion that Mr. Hussein’s prior proxy contests failed to garner meaningful support.

Response: The Company respectfully submits that historical election results support the statement that Mr. Hussein did not receive meaningful support for his director nominees from other shareholders as a result of his proxy solicitations. In 2008, Mr. Hussein solicited proxies for six nominees, including himself, and his nominees received a total of 47,605,241 votes cast in their favor, representing a total of 5,289,471 shares. Since Mr. Hussein owned approximately 4,607,600 shares at that time, Mr. Hussein’s nominees received only 681,871 shares in excess of Mr. Hussein’s holdings, corresponding to only 2.46% of the total shares entitled to vote. In 2005, Mr. Hussein solicited proxies for three nominees, including himself, and his nominees received a total of 24,299,856 votes cast in their favor, representing a total of 3,037,482 shares. Since Mr. Hussein owned approximately 2,315,800 shares at that time, Mr. Hussein’s nominees received only 721,682 shares in excess of Mr. Hussein’s holdings, representing only 5.50% of the total shares entitled to vote. The Company will endeavor to make this clearer in subsequent filings, including by noting that Mr. Hussein obtained two board seats in each of the prior proxy solicitations. Additionally, the statement refers specifically to Mr. Hussein’s proxy solicitations, which were subject to a shareholder vote, and not to his other attempts to seat directors resolved by settlement.

3.	Please confirm in future filings that you will explain in greater detail the basis of your beliefs or claims that Mr. Hussein’s claims concerning your corporate governance are meritless, his proxy solicitation is a veiled attempt to control your board, his plans are “copycat strategies,” his plans “offer little in terms of value creation,” and your shareholders’ investment would be at great risk if Mr. Hussein’s nominees are elected.

Christina Chalk Edwin Kim	3	July 23, 2012

Response: The Company acknowledges the Staff’s comment and will endeavor in future filings to provide more explanation for the basis of these beliefs or examples supporting the points being made.

The Company advises the Staff that it intends to file additional solicitation material that will specifically refute key allegations made by Mr. Hussein regarding corporate governance matters. The Company respectfully advises the Staff that it does not intend to respond to each and every statement made by Mr. Hussein with which it disagrees, but will provide examples in sufficient detail to demonstrate why the Company believes his claims regarding governance matters are false or misleading. Similarly, the Company will supplement its disclosure to provide support for its view that Mr. Hussein offers little to shareholders in terms of strategic insight and that electing Mr. Hussein’s slate would put the Company’s future at risk.

The Company also acknowledges the Staff’s comment regarding statements to the effect that Mr. Hussein is seeking to obtain control of the Board. The Company respectfully submits that by attempting to replace the substantial majority of the Board with nominees chosen unilaterally by him, he is indeed trying to exert a controlling influence over the Board and management of the Company. The Company will endeavor to use more precise language in future filings.

4.	Please advise us the basis for your statement that “QSI maintains a high corporate governance ranking, in both in terms of its peer group and the industry, on issues including board structure, shareholder rights and executive compensation.” Please confirm in future filings you will provide the basis of such statements and identify the source of such ranking, if any.

Response: The Company supplementally advises the Staff that, based on the Company’s review of other companies that it believes constitute its peer group and industry, the Company’s corporate governance is strongly pro-shareholder. The Company’s governance structure includes an annually-elected Board, cumulative voting rights and rights of shareholders to call meetings and act by written consent, and the Company has no “poison pill” rights plan. The Company’s corporate governance provisions meet or exceed NASDAQ requirements, and all of its nominees, except for Mr. Plochocki (who is a current member of the management team,) are independent under these criteria.

The views expressed by leading shareholder advocacy groups support the Company’s position. In 2011, ISS rated QSI in its most favorable category (“green- low concern”) for board structure, shareholder rights, and audit. In the same year, Glass Lewis also gave the Company an “A” grade in its pay-for-performance assessment. The Company confirms that it will provide additional support for such statements, including by referring to such rankings, in future solicitation materials.

Christina Chalk Edwin Kim	4	July 23, 2012

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (650) 752-2007.

Very truly yours,

/s/ Julia Cowles
Julia Cowles

cc:	James Sullivan, Quality Systems, Inc.
Thomas J. Crane, Rutan & Tucker